ZEN Graphene Solutions and Trebor RX Corp. Sign Binding Letter of Intent

Guelph, ON - November 9, 2020, ZEN Graphene Solutions Ltd. ("ZEN" or the "Company") (TSXV:ZEN and OTC:ZENYF ) is pleased to announce that it has signed a binding letter of intent (LOI) with Trebor Rx Corp. (Trebor), a Canadian personal protective equipment mask manufacturer with an initial production facility located in Collingwood, Ontario on Saturday November 7th 2020. This binding LOI includes the initial purchase of ZEN's patent pending graphene based viricidal coating for a minimum of 100 million masks/filters with pricing of these mask/filters being variable based on a number of factors. This initial minimum order is for the first year and is subject to Health Canada approvals.

George Irwin, CEO of Trebor commented, "This is truly a game changer in the PPE space, Trebor is ecstatic to be working with such an innovative company and it is a pleasure to be partnered with Greg and Francis on this journey. With our production on the Pro+ mask already started and our 3Ply beginning in December of this year we anxiously await the production of masks with the ZEN viricidal coating. Trebor's goal is to deliver a quality Canadian made product and it just got better with Zen as our partner."

Trebor has a new standard of N95 mask, the patent pending Pro+ Respirator Mask (Pro+). The Pro+ mask, combined with ZEN's viricidal coating, will set a new standard of protection while solving problems of costs, comfort, and medical waste. The Pro+ is both reusable and also 99% recyclable making it one of the best environmental choices. Trebor will also be offering a 3-ply surgical mask with ZEN's proven viricidal protection.

Greg Fenton, ZEN's Chief Strategy Officer commented, "This is a historic day for ZEN. The signing of this significant commercial agreement is a watershed moment for our organization. Moreover, it is an honour for ZEN to partner with a Canadian company like Trebor and develop a 100% Canadian solution in the fight against the COVID-19 pandemic. The innovation of the Trebor Pro+ Respirator Mask will set a new standard in the mask industry and, combined with our viricidal coating, will bring a new level of safety for our front-line workers. It has been an absolute pleasure to work with George and Brenda throughout this process, as Trebor and ZEN share a similar philosophy in terms of innovation and positioning our respective firms in both the Canadian and global markets."

The Company is not making any express or implied claims that its product has the ability to eliminate, cure or contain the Covid-19 (or SARS-2 Coronavirus) at this time.

About ZEN Graphene Solutions Ltd.

ZEN is a graphene technology solutions company with a focus on the development of graphene-based nanomaterial products and applications. The unique Albany Graphite Project provides the company with a potential competitive advantage in the graphene market as independent labs in Japan, UK, Israel, USA and Canada have independently demonstrated that ZEN's Albany PureTM Graphite is an ideal precursor material which easily converts (exfoliates) to graphene, using a variety of mechanical, chemical and electrochemical methods. ZEN is developing a patent pending graphene-based coating with 99% viricidal activity against COVID-19.

About Trebor Rx Corp.

Trebor Rx Corp. is led by George Irwin and Brenda Elliott, the 3rd generation Canadian business icons behind the Irwin Toy brand, which has been operating in Canada almost 100 years. Fueled by a dedicated and compassionate team prioritizing safety and innovation, Trebor is disrupting the PPE industry and setting a new standard of production for masks and face shields while solving problems of cost, comfort and medical waste. A proudly Canadian company with a production facility located in Collingwood, Ontario, Trebor is committed to providing Healthcare, Frontline and Essential workers with innovative, new patented technology PPE during COVID-19 and beyond.

For further information about ZEN:

Dr. Francis Dubé, Chief Executive Officer

Tel: +1 (289) 821-2820

Email: drfdube@zengraphene.com

Greg Fenton, Chief Strategy Officer

Tel: 1(437) 220-8140

Email: Gfenton@zengraphene.com

To find out more about ZEN Graphene Solutions Ltd., please visit our website at www.ZENGraphene.com. A copy of this news release and all material documents in respect of the Company may be obtained on ZEN's SEDAR profile at www.sedar.ca.

For further information about Trebor:

George Irwin, Chief Executive Officer

Tel:1(416) 625-7499

Email: George.irwin@treborrx.com

To find out more about Trebor Rx Corp., please visit our website at www.treborrx.com.

Forward-Looking Statements

This news release contains forward-looking statements. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Although ZEN believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. ZEN disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.